[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

August 18, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Dietrich A. King

Assistant Director
Office of Financial Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             South State Corporation

Registration Statement on Form S-4

Filed July 14, 2017

File No. 333-219299

Dear Mr. King:

On behalf of South State Corporation, a South Carolina corporation (“South State,” or the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed with the Commission on July 14, 2017 (the “Registration Statement”) contained in your letter dated August 7, 2017 (the “Comment Letter”).

We note that, in connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) electronically via the EDGAR system on the date hereof to update the financial statements and pro forma and other financial information included or incorporated by reference in the Registration Statement to reflect the fiscal quarter ended June 30, 2017.  We are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Form S-4

1.              Staff’s Comment:  Please provide Park Sterling’s shareholders an opportunity to express their views separately on the amendment to the South State articles to increase its authorized shares, as outlined in Proposal 2 to South State’s shareholders.  In this regard, we note your disclosure on page 39 that South State currently has a sufficient number of authorized but unissued shares of its common stock to complete the merger.  Please refer to Question 201.01 of our Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations (Regarding

Unbundling under Rule 14a-4(a)(3) in the M&A Context)  (Updated October 27, 2015), which is available on our website.

Company Response:

The Company acknowledges the Staff’s comment and has reviewed and considered Rule 14a-4(a)(3) and the guidance issued by the Staff with respect thereto in Question 201.01 of the Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations (“C&DI”) in the context of the Registration Statement and the proposals to be considered at the South State special meeting of shareholders.  We respectfully submit that the Staff’s unbundling guidance does not apply to the Registration Statement or the South State special meeting for the reasons set forth below, including that the proposal to amend South State’s Amended and Restated Articles of Incorporation (the “South State Articles”) was not adopted by the South State board of directors pursuant to the terms of the merger agreement between South State and Park Sterling Corporation (“Park Sterling”) and is unrelated to the proposed merger between South State and Park Sterling (the “Merger”).

C&DI Question 201.01 by its express terms applies to amendments to an acquiror’s organizational documents in connection with a merger, acquisition or similar transaction, when such amendments are “required by the transaction agreement,” and provides guidance as to when “amendments which are embedded in the transaction agreement” constitute “a ‘separate matter’ for target shareholders” (emphasis added).  In this context, the Commission has stated that target shareholders should have an opportunity to express their views separately on such “amendment, which is a term of the transaction agreement that target shareholders are being asked to approve,” if it would result in a “material change” to the equity securities that are received by target shareholders in a transaction (emphasis added).

The proposed amendment to the South State Articles to increase South State’s authorized shares of common stock (the “Articles Amendment”) is entirely distinct from the Company’s proposed merger with Park Sterling.  Unlike the circumstances envisioned by C&DI Question 201.01, the Articles Amendment is not a term of the definitive merger agreement between South State and Park Sterling.  The approval of the Articles Amendment by South State’s shareholders is not a condition to the completion of the Merger, nor is the approval of the merger agreement by South State’s and/or Park Sterling’s shareholders a condition to the effectiveness of the Articles Amendment.  The merger agreement does not contemplate the Articles Amendment or require South State to submit it to a vote of shareholders.  As we have noted on page 39 of the Registration Statement, South State currently has a sufficient number of authorized but unissued common shares in order to complete the Merger.  South State originally planned to present the Articles Amendment to its shareholders separate and apart from the Merger at its 2018 annual meeting of shareholders, and has included the Articles Amendment on the agenda for the special meeting simply for administrative convenience, as the special meeting would already require South State to solicit proxies from its shareholders, and to avoid unnecessary delay in connection with its 2018 annual meeting by introducing a non-routine proposal.  South State could have held a separate special meeting of its shareholders for the sole purpose of considering the Articles Amendment.  Whether that meeting were held before or after the execution of the merger agreement, Park Sterling shareholders would not have been entitled to vote on the proposal under the Commission’s unbundling rules and guidance.  We respectfully submit that the result does not change simply because, as a matter of administrative efficiency, the Articles Amendment is to be submitted to South State shareholders at the same meeting at which they will consider the merger agreement.  For this reason, we believe that the Articles Amendment should be considered and voted upon by South State’s shareholders alone.

We also believe that the differences between South State’s proposed authorized common stock provision (after giving effect to the proposed Articles Amendment) and Park Sterling’s existing provision are immaterial from a shareholder rights perspective and would not need to be presented to Park Sterling shareholders separately under Rule 14a-4(a)(3), even if C&DI Question 201.01 were by its terms applicable in this instance.  See, e.g., Response Letter to SEC Comments, Qorvo, Inc., dated May 9, 2014 (no separate shareholder approval would be required with respect to the new holding company’s authorized common share provision, as the constituent companies’ charter documents provided for existing substantial authorized but unissued shares).

Park Sterling’s articles of incorporation, as amended to date, authorize it to issue up to 205 million shares, consisting of 200 million shares of common stock and 5 million shares of preferred stock.  Of these shares, as of August 8, 2017, 53,292,270 shares of common stock were issued and outstanding, and 1,703,433 shares were reserved for issuance under Park Sterling’s equity plans, of which 1,254,459 shares were reserved for issuance pursuant to outstanding equity awards, leaving 145,004,297 shares, or approximately 72.5% of the authorized common shares, unreserved and available for issuance.

Assuming approval of the Articles Amendment, the South State Articles would authorize it to issue up to 80 million shares of common stock and 10 million shares of preferred stock.  As of July 31, 2017, 29,263,537 shares of South State common stock were issued and outstanding, and 1,056,819 shares were reserved for issuance pursuant to outstanding equity awards.  As a result of the Merger and the related issuance of South State common shares as consideration for Park Sterling common shares, we would expect, based on the above numbers, South State to have approximately 36,724,455 common shares issued and outstanding and 1,056,819 shares reserved for issuance pursuant to outstanding equity awards, leaving 42,218,726 shares, or approximately 52.8% of the authorized common shares, unreserved and available for issuance.

Park Sterling’s articles of incorporation and the South State Articles (taking into account the proposed Articles Amendment) would provide each company’s board of directors with available authorized but unissued shares of common stock that can be used for appropriate corporate purposes in accordance with applicable state law and the rules of the Nasdaq Global Select Market (“Nasdaq”).  In each case, the board of directors of each respective company could issue additional stock for uses that include capital formation, acquisitions, stock dividends and employee incentive equity, among other things, and subject to any specific shareholder approval requirements under each company’s respective articles of incorporation or bylaws, applicable state law and Nasdaq rules.  In fact, on both a percentage basis and an absolute basis, the headroom available under the South State Articles, even after giving effect to the proposed Articles Amendment, would be substantially less than the headroom available to Park Sterling’s board of directors today.  Accordingly, the existing shareholders of Park Sterling will not experience a material change in their current rights by virtue of the South State Articles Amendment that would require submission of the Articles Amendment to a vote of Park Sterling shareholders even in the event C&DI Question 201.01 were applicable in these circumstances, which, as described above, we do not believe it is.

For the foregoing reasons, we respectfully submit that Park Sterling’s shareholders are not required to vote separately on the Articles Amendment, and that the vote of South State’s shareholders is the only shareholder vote required to approve the Articles Amendment under applicable state law and the rules and guidance of the Commission.

*                               *                                *                               *                                *                               *

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MGuest@wlrk.com or Jacob A. Kling at (212) 403-1003 or by email at JAKling@wlrk.com.

Sincerely,

/s/ Matthew M. Guest
Matthew M. Guest

cc:                                Robert R. Hill, Jr. (South State Corporation)

James C. Mabry IV (South State Corporation)

Keith S. Rainwater (South State Corporation)